Filed by Inmet Mining Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Petaquilla Minerals Ltd.

Commission File No.: 333-184161

PRESS RELEASE FOR IMMEDIATE RELEASE November 1, 2012	Inmet Mining Corporation Suite 1000 330 Bay Street Toronto, Canada M5H 2S8 Tel: (1) 416-361-6400 Fax: (1) 416-368-4692 www.inmetmining.com

INMET MINING CORPORATION REAFFIRMS ABILITY OF
MINERA PANAMA TO DEVELOP COBRE PANAMA

TORONTO, Canada:  In its recent disclosure relating to the offer to acquire all of the common shares of Petaquilla Minerals LTD. (“Petaquilla”), Inmet has referred to the rights of Minera Panama, S.A., (“MPSA”), the owner and developer of the Cobre Panama copper project, to build infrastructure necessary for the development on state-owned lands.  Petaquilla, in its disclosure, has attempted to create legal ambiguity around these rights.  For that reason, we have prepared a summary of the legal framework as follows:

MPSA Has All the Rights it Requires Under Law 9

The rights of MPSA have been granted under the contract entered into by and between MPSA and the Republic of Panama, which contract was approved through Law No. 9 of February 26, 1997 passed by the National Assembly of Panama (“Law 9”).  Law 9 lays out the regime under which MPSA is to develop and operate the Cobre Panama project.

MPSA’s ability to use lands that are not located on its concession are specifically spelled out in Subclauses 3A(2), 3A(6) and 3A(12)  as well as Annex IV of Law 9 (“MPSA’s  Rights”).  Subclause 3A(2) provides MPSA with the right to “perform mineral operations, including but not limited to exploration, extraction, … processing, … and commercialization, within the Concession Area, and carry out all other necessary and adequate operations and activities for said mining operations inside and outside the Concession Area…”. Among other rights, subclause 3A(6) of Law 9 specifically provides MPSA with “the right to build, install, maintain and use in the surface or the subsoil of such lands and waters those facilities and installations that [MPSA] deems convenient for the development of [Cobre Panama Project]…”. In connection with the easement and use rights granted under Clause 3A(6) of Law 9, that clause also provides that MPSA’s rights thereunder prevail if state-owned lands are transferred to private third parties after the effective date of Law 9.  Subclause 3A(12) grants MPSA the right to “acquire, lease or use” any area outside the MPSA Concession  “that are necessary or useful for the development” of the Cobre Panama Project provided “rights acquired by third parties [to Law 9] are not violated due to other mining concessions”.

Petaquilla Already Agreed in 1995 to Grant MPSA its Required Access

Furthermore, Annex IV of Law 9 provides that MPSA is entitled to receive access to the surface and subsoil of “Adjacent Concessions” as defined in Annex IV of Law 9.  Pursuant to Annex IV of Law 9, Petaquilla granted surface and related rights to MPSA on areas comprising the Adjacent Concessions in order to build Cobre Panama infrastructure provided that, prior to construction, MPSA confirmed that such areas do not contain mineralization that can be safely and economically extracted. In any event, MPSA has fulfilled its obligations under Annex IV to construct infrastructure in the areas comprising the Adjacent Concessions by providing to Petaquilla drilling results for the area where the tailings facility will be developed which indicate that there is no mineralization of economic value in such area. MPSA provided these drilling results to Petaquilla in April 2010 and Petaquilla has not objected to such data. MPSA therefore has the right to use such area under Annex IV and does not require Petaquilla’s agreement to do so.

A copy of Law 9 (including Annex IV) and a map depicting Petaquilla’s concessions and concession applications dated 1995 is available on Inmet’s website at:

http://www.inmetmining.com/files/pdf/Ley%209-Petaquilla-Feb%2026%201997.pdf

The map is provided to clarify that the “adjacent concessions” referenced in Annex IV are located on the area where the tailings management facility will be located.

Petaquilla Has Not Been Granted the Concessions at Issue

Inmet disputes Petaquilla’s assertion that Petaquilla has certain rights that are of strategic value to Inmet because they might impact Inmet’s ability to develop the Cobre Panama Project. While Petaquilla has filed applications for mining concessions adjacent to or in close proximity to the MPSA Concession, Petaquilla has not been granted any concessions as a result of these applications. Although Petaquilla has “eligibility status” by virtue of filing its applications, Petaquilla does not have concession rights to the exclusion of other parties. Having “eligibility status” merely prioritizes Petaquilla’s application before other similar applications; Petaquilla has no possessory rights, including surface rights. Therefore, it is misleading for Petaquilla to assert that Inmet’s planned tailing facility is located within “Petaquilla’s Rio San Juan and La Esperanza concessions” when Petaquilla has not received any concession rights on these lands. To date, there is no certainty that Petaquilla will be granted the concessions for which it has applied. Several of Petaquilla’s applications have been outstanding for over 5 years.

Inmet has filed with the United States Securities and Exchange Commission (“SEC”) (i) a registration statement on Form F-80 and amendment No. 1 thereto on Form F-80/A and (ii) a tender offer statement on Schedule 14D-1F and amendment No. 1 thereto on Schedule 14D-1FA in connection with the Offer, which are available free of charge through the web site maintained by the SEC at www.sec.gov, or by calling the SEC at telephone number 800-SEC-0330.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc.  We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland).  We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

For Additional Information, Please Contact:

Flora Wood, Director, Investor Relations	Laurel Hill Advisory
+1 416 361 4808	North American Toll-Free	1-877-452-7184
	Outside North America	1-416-304-0211